Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

                http://www.ccgirasia.com

   Mr. Crocker Coulson, President

   Phone:  +1-646-213-1915 (New York)

   Email:  crocker.coulson@ccgir.com

WSP Holdings Appoints New Director

Wuxi, China, November 23, 2010 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (“American Petroleum Institute”) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that its board of directors appointed Mr. Syed Hisham bin Syed Wazir as a director of the Company effective November 18, 2010 to replace Mr. Abdul Halim bin Harun who resigned from the board subsequent to his retirement from UMW Holdings Berhad. UMW Holdings Berhad, through its subsidiary UMW China Ventures, is the Company’s major strategic shareholder. Mr. Halim confirmed that there were no disagreements between him and the Company. Mr. Syed Hisham will serve on WSP Holdings’ board as vice chairman.

Mr. Syed Hisham has more than 25 years of professional experience, including senior management positions at multinational companies. He is currently the president and group chief executive officer and director of UMW Holdings Berhad, a public company in Malaysia engaged in auto manufacturing, industrial equipment and oil and gas services. From 2009 to December 2010, he served as the chief operating officer at Naza Kia Sdn Bhd and Naza Kia Services Sdn Bhd, Malaysian companies responsible for the sales, marketing, distribution and after sales service of Kia automobiles in Malaysia. From 2005 to 2009 he served as managing director of Edaran Otomobil Nasional Berhad, one of Malaysia’s largest conglomerates and a distributor of Malaysia’s domestically manufactured cars. Prior to that, Mr. Syed Hisham served as the president and chief operating officer at Honda Malaysia Sdn Bhd. Mr. Syed Hisham holds a Master of Business Administration from Ohio State University and a Bachelor of Science in Mechanical Engineering from the University of Plymouth in the United Kingdom.

“We are pleased to welcome Mr. Syed Hisham to our board. Given his rich background in senior corporate management positions at multinational companies, I believe he will bring new perspective and insight to our board. I look forward to the contributions he will make to the Company,” said Mr. Longhua Piao, chairman and CEO of WSP Holdings Limited.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.